Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Number 333-148216

The Kroger Co.

Pricing Term Sheet

July 6, 2010

5.40% Notes due 2040

Issuer:	The Kroger Co.
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Maturity:	July 15, 2040
Coupon:	5.40%
Price to Public:	99.119%
Yield to Maturity:	5.460%
Spread to Benchmark Treasury:	T+155 bps
Benchmark Treasury:	4.625% due February 15, 2040
Benchmark Treasury Spot and Yield:	112-15 3.910%
Interest Payment Dates:	January 15th and July 15th, commencing January 15, 2011
Make-Whole Call:	Treasury Rate plus 25 basis points (no call premium in six months prior to maturity)
Trade Date:	July 6, 2010
Settlement Date:	July 13, 2010
Denominations:	$2,000 x $1,000
Ratings:	Baa2/BBB/BBB (Stable/Stable/Stable)
Joint Bookrunners:	Banc of America Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC RBS Securities Inc. Rabo Securities USA, Inc. CastleOak Securities, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, U.S. Bancorp Investments, Inc. toll-free at 1-

877-558-2607 or collect at (612) 336-7609 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the 5th business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

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